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File No. 038916-0007

September 25, 2006
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Cadence Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 25, 2006
SEC File No. 333-135821
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter dated September 13, 2006 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of Cadence Pharmaceuticals, Inc. (“Cadence” or the “Company”) as set forth below. Simultaneously with the filing of this letter, Cadence is submitting (by EDGAR) Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.
     Cadence’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Cadence’s response for each item below.
Form S-1
Prospectus Summary, page 1
1.	We note that in response to comments 6 and 17, you disclose in the “Risk Factors” discussion on page 4 the information our comments requested. Although we do not object to your including this information in the “Risk Factors” discussion, it should also appear on page 2, where you first discuss those issues.

Jeffrey Riedler
September 25, 2006

•	Please state in the first full paragraph on page 2 that there are no patents for the drug acetaminophen and that your patents for IV APAP relate only to the specific formulation of the drug.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to include a statement that there is no patent protection for acetaminophen and that Cadence’s patents for IV APAP relate only to the specific formulation of the drug. Please refer to the revisions on page 2 of the Amendment.
•	Please state in the second full paragraph on page 2 that the FDA might require you to perform additional trials for IV APAP, and you might not ever obtain approval for this drug in the United States.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 2 of the Amendment.
2.	We note your response and revisions pursuant to comment 5. However, the issue does not appear to be resolved, so we reissue the comment. You state in the second full paragraph on page 2 that IV APAP has undergone six Phase III trials. Please discuss any difficulties or other issues that have necessitated six Phase III trials rather than just one. If the number of trials is caused only by multiple indications, disclose that fact.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to clarify that the number of trials was driven by the multiple indications sought by Cadence’s licensor, Bristol-Myers Squibb Company (“BMS”). Please refer to the revisions on page 2 of the Amendment. Cadence supplementally advises the Staff that there were no other difficulties that necessitated the multiple Phase III trials conducted by BMS.
Risk Factors
If any of our product candidates for which we receive regulatory approval . . . , page 12
3.	We note your response to comment 10, and we reissue the comment. The fact that you know of a trend that is actually occurring that could reduce the marketing impact of any superiority claims you make regarding omiganan appears to warrant a separate risk factor discussing the situation in detail. Please revise.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to include a new risk factor discussing the decreasing use of 10% povidone-iodine in favor of chlorhexidine. Please refer to the revisions on page 13 of the Amendment.
Our product candidates may have undesirable side effects . . . , page 14
4.	We note your response to comment 11, and we reissue the comment. Please note that we are not requesting simply what acetaminophen “has the potential to cause.” Also,

Jeffrey Riedler
September 25, 2006

your disclosure should be more specific than the statement that the adverse events “have all been related to the skin.” Please identify and describe the side effects and adverse events that have been observed in the clinical trials of your products to date.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to include a description of the drug-related adverse events that have been observed in the clinical trials to date. Please refer to the revisions on page 15 of the Amendment.
We will need to increase the size of our organization . . . ,page 18
5.	We note your response to comment 14. Please revise the risk factor to state your best estimate as to the approximate number of employees you will need to hire in the next 12 months and the approximate cost of doing so. State, if true, that you do not currently know how many employees you will need beyond that timeframe.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 19 of the Amendment.
We may not be able to manage our business effectively if we are unable . . . , page 18
6.	We note your response to comment 15, and we reissue the comment. Since you state the loss of “one or more of the members of [your] senior management team or other key employees” would harm your business, you should identify the individuals to whom you are referring. Please revise to identify the members of your senior management team and the other employees you consider to be “key.”
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 19 of the Amendment.
Special Note Regarding Forward-Looking Statements, page 32
7.	Please delete from the last paragraph of this section the statement that investors “should not place undue reliance on these forward-looking statements.” Although we do not object to the other cautionary statements in this section, this statement appears to disclaim responsibility for information in your document.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 34 of the Amendment.
Use of Proceeds, page 34
8.	We note your response to comment 21. We reissue the comment because 20% of the proceeds still appears to be a material amount. Please identify with more specificity the uses currently described as “working capital, capital expenditures and other general corporate purposes,” and state an approximate amount for each use.

Jeffrey Riedler
September 25, 2006

Cadence’s Response: Cadence has revised the Amendment to provide approximate dollar amounts of the net proceeds intended to be used to: (i) fund clinical trials for its two product candidates and other research and development activities and (ii) fund capital expenditures. Please refer to page 35 of the Amendment. Cadence supplementally advises the Staff that these amounts total $62 million and represent approximately 95% of the anticipated net proceeds from the offering, which Cadence, at this time, estimates will be approximately $65 million. Accordingly, Cadence respectfully submits to the Staff that no further detail is necessary to adequately inform investors of the material anticipated use of proceeds from the offering.
Management’s Discussion and Analysis of Financial Condition and Results . . . , page 41
Critical Accounting Policies and Estimates, page 43
Stock-Based Compensation, page 44
9.	Regarding the disclosures that you provided in response to prior comments 39 and 40, please expand them to:
a.	Qualitatively and quantitatively discuss the specific significant factors and assumptions utilized in your asset-based approach and current value method in determining the fair value of your common stock at a $0.10 per share prior to March 2006, as per paragraph 182(a) of the AICPA Practice Aid.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 46 of the Amendment.
b.	Qualitatively and quantitatively elaborate on how the licensing of IV APAP and the advancement of our business model primarily contributed to the difference between the $0.10 per share prior to March 2006 and the $0.34 per share between March and June 2006. See paragraph 182(b) of the AICPA Practice Aid.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 46 of the Amendment.
c.	Qualitatively and quantitatively discuss the significant factors, assumptions and methodologies used in the contemporaneous valuations of $0.34 and $0.80 per share, including how the enterprise value was estimated and changed.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 46 of the Amendment.
d.	Qualitatively and quantitatively elaborate on how the prospect of an IPO alone primarily contributed to the difference between the $0.34 per share between March and June 2006 and the $0.80 per share since June 2006. See paragraph 182(b) of the AICPA Practice Aid.

Jeffrey Riedler
September 25, 2006

Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 46 of the Amendment.
e.	Qualitatively and quantitatively describe how and why the significant factors, assumptions and methodologies changed between the valuations of $0.10, $0.34 and $0.80 per share.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 46 of the Amendment.
f.	Qualitatively and quantitatively explain how each valuation considered the probability of ultimately being successful with your product candidates or not and the probability of ultimately completing an IPO or not.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 46 of the Amendment.
g.	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. See paragraph 182(b) of the AICPA Practice Aid.
Cadence’s Response: Cadence acknowledges the Staff’s comment and will qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and either (i) the estimated offering price, or (ii) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation. Cadence respectfully advises the Staff that it will provide such information in a pre-effective amendment to the Registration Statement prior to circulating the preliminary prospectus for the offering.
Business
Our Product Development Programs, page 54
10.	We note your response to comment 25, and we reissue the comment in part. Given that BMS “completed Phase III trials” for IV APAP in the United States, please explain why BMS’s trials were not sufficient to support a new drug application. The “Clinical Development Plan” discussion on page 60, which you reference in your response, does not appear to address this issue; it focuses on your plans going forward.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to clarify that because the Phase III clinical trial requirements differ in the United States compared to Europe, Cadence is required to complete additional Phase III trials to support a New Drug Application. Please refer to the revisions on page 56 of the Amendment.

Jeffrey Riedler
September 25, 2006

Manufacturing, page 68
11.	We note that in response to comment 13, you state the agreement with Lawrence Laboratories for the manufacture of IV APAP “involves no long-term commitment by either party.” However you disclose the agreement extends until the earlier of regulatory approval or December 31, 2008, which appears to be long-term. Please reconcile these statements so it is clear how the agreement is not a long-term agreement. Alternatively, file the agreement as an exhibit. We may have further comments.
Cadence’s Response: Cadence has filed the Clinical Supply Agreement with Lawrence Laboratories as an exhibit to the Registration Statement. Please refer to Exhibit 10.14 of the Amendment.
Certain Relationships and Related Party Transactions, page 98
12.	We note your response to comment 30.
•	Please state how many shares of Series A-1 preferred stock you issued to Windamere III, LLC to settle the $500,000 advance.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to refer to the amount of shares issued to Windamere III, LLC in settlement of the $500,000 advance. Please refer to the revisions on page 103 of the Amendment.
•	Please file as exhibits your agreements with Windamere III and Clearview Projects. Given the amount of consideration in these two transactions, the transactions appear to have been material.
Cadence’s Response: Cadence has filed as an exhibit the agreement with Clearview Projects. Please refer to Exhibit 10.15 of the Amendment. Cadence advises the Staff that the $500,000 advance to Cadence from Windamere III, LLC was made pursuant to an oral agreement at the time of Cadence’s inception. Accordingly, there is no written agreement with Windamere III, LLC to be filed. However, Cadence has described the material terms of this advance in the Registration Statement. Please refer to the “Certain Relationships and Related Party Transactions — Other Transactions” section on page 103 and the “Notes to Financial Statements — Related Party Transactions” section on page F-13 of the Amendment.

Jeffrey Riedler
September 25, 2006

Index to financial Statements, page F-1
Notes to financial Statements, page F-7
6. License Agreements and Acquired Development and Commercialization . . . , page F-14
13.	Please refer to your response to our prior comment number 37. Please qualitatively and quantitatively demonstrate how you concluded that any alternative accounting would not have a material impact on your financial statements. See SAB Topic 1.M. (SAB 99).
Cadence’s Response: Based on our telephone discussion with Oscar Young and Tabatha Akins of the Staff on September 18, 2006, regarding this comment we will separate our response into two parts. First, we address additional information surrounding our accounting applied, and second, we address the materiality of any impact on the financial statements if Cadence would have applied SFAS 115, Accounting for Certain Investments in Debt and Equity Securities.
Additional information regarding the accounting applied
Cadence chose, with the approval of its audit committee, not to apply the provisions of SFAS 115 because it did not acquire the shares of Migenix stock for the purpose of investing its available funds. Instead the shares were acquired solely as a condition of the licensor to complete the transaction to acquire the rights to Omigard. Since Cadence would be receiving unregistered stock that was thinly traded, and with the understanding that it would be held through the development period, Cadence concluded that the stock should be carried at its expected net realizable value, which was estimated to be minimal. The difference between the cost of $500,000 and expected future value, or $400,000, was recognized as part of the cost to license the product and recorded as in process technology in Cadence’s 2004 results of operations.
In reviewing the provisions of SFAS 115, paragraph 3.c. states that “restricted stock does not meet that definition” of an equity security and therefore SFAS 115 would not apply. Restricted stock is defined for the purpose of SFAS 115, as follows:
"[E]quity securities for which sale is restricted by governmental or contractual requirement (other than in connection with being pledged as collateral) except if that requirement terminates within one year or if the holder has the power by contract or otherwise to cause the requirement to be met within one year. Any portion of the security that can be reasonably expected to qualify for sale within one year, such as may be the case under Rule 144 or similar rules of the SEC, is not considered restricted.”
While the contract does not specifically restrict the sale of the shares, the shares were not registered for immediate re-sale. Furthermore, it was the clear understanding between the parties that Cadence would not immediately re-sell the shares, and the nature of the shares acquired in substance created the same condition.
Cadence acknowledges that had it acquired the Migenix shares as an investment, the shares would meet the definition of an equity security under SFAS 115 and its provisions would have been applied.

Jeffrey Riedler
September 25, 2006

Materiality considerations under SAB 99
Cadence is a development stage company founded in May 2004. It has had no revenues and since inception has primarily been dedicated to research activities. Had Cadence recorded the shares as an investment in equity securities, the difference between the accounting applied and the accounting under SFAS 115 would be as follows (in thousands):

	2004	2005	2006	Total
Write-down, as currently recorded	$400	$—	$—	$400
Write-down, assuming application of SFAS 115	$95	$183	$1	$279
Over (under)	$305	$(183)	$(1)	$121
Net loss, as reported	$(3,142)	$(7,523)	$(34,870)	$(45,535)
Equity, as reported	$4,422	$14,623	$34,428	N/A

SEC Staff Accounting Bulletin No. (“SAB 99”) provides guidance on assessing materiality as follows:
"[Q]uantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is material if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows:
The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”
The users of Cadence’s financial statements have historically been its investors, who generally were also represented on its board of directors. To date, Cadence’s financial results have been secondary to realizing Cadence’s potential through the successful development and commercialization of its product candidates. Cadence is confident in representing to the Staff that the impact of not applying the alternative accounting under SFAS 115 to the Migenix shares would not have altered any of the investors’ decisions regarding their investment or in making strategic decisions.
SAB 99 also states that:
“Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material; as stated in the auditing literature:

Jeffrey Riedler
September 25, 2006

As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.
Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are:
•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate,

•	whether the misstatement masks a change in earnings or other trends,

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise,

•	whether the misstatement changes a loss into income or vice versa

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability,

•	whether the misstatement affects the registrant’s compliance with regulatory requirements,

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements,

•	whether the misstatement has the effect of increasing management’s compensation for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation, and

•	whether the misstatement involves concealment of an unlawful transaction.”
With the exception to the first consideration listed above where the difference is “capable of precise measurement,” none of the considerations would apply to Cadence.
In summary, Cadence believes that the accounting applied to the Migenix shares was appropriate based on the facts and circumstances under which the shares were acquired. However, if the Staff concludes that an alternative accounting under SFAS 115 should have been applied, Cadence, for the reasons described above, believes that the impact of the alternative accounting would not be material to the users of its financial statements.

Jeffrey Riedler
September 25, 2006

     Finally, Cadence supplementally advises the Staff that it has revised its unaudited balance sheet at June 30, 2006 and its unaudited results of operations for the six months ended June 30, 2006 and for the period from May 26, 2004 through June 30, 2006 to reflect an adjustment to increase accrued liabilities (clinical trial accrual) and research and development expenses by $1.2 million. In reviewing the clinical trial activity after June 30, 2006, Cadence discovered that it was not receiving data from its investigator sites timely. The process to ensure that Cadence has all the information to estimate the clinical trial accrual has been rectified.
* * *
     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours, /s/ Cheston J. Larson Cheston J. Larson of LATHAM & WATKINS LLP

Enclosures

cc:	Theodore R. Schroeder, Cadence Pharmaceuticals, Inc.
William R. LaRue, Cadence Pharmaceuticals, Inc.
David A. Socks, Cadence Pharmaceuticals, Inc.
Faye H. Russell, Latham & Watkins LLP
Mark B. Weeks, Heller Ehrman LLP
Ross L. Burningham, Heller Ehrman LLP
Richard Mejia, Jr., Ernst & Young LLP